Exhibit 99.2

THIS SHARE PURCHASE AGREEMENT made the 25th day of November, 2009.

BETWEEN:

CELTIC TECH JET LIMITED, a corporation incorporated under the laws of Canada

(hereinafter called the “Vendor”)

OF THE FIRST PART

-and-

WESLEY CLOVER CORPORATION, a corporation incorporated under the laws of Newfoundland and Labrador

(hereinafter called the “Purchaser”)

OF THE SECOND PART

In consideration of their respective covenants and agreements herein contained, the parties hereby agree as follows:

ARTICLE 1

Interpretation

1.1	In this agreement:

(a)	“Closing” means the time for completion of the transaction contemplated in Article 5.1;

(b)	“Note” means the non interest bearing demand promissory note of Purchaser to be issued to Vendor pursuant to Article 2.2;

(c)	“Mitel” means Mitel Corporation, a corporation incorporated under the laws of Canada; and

(d)	“Sold Shares” means 4,555,169 common shares of Mitel.

1.2	Time shall be of the essence of this agreement.

1.3	No waiver of any provision of this agreement shall be effective unless in writing executed by the party giving such waiver, and no amendment of this agreement shall be effective unless in writing executed by the parties;

1.4	This Agreement constitutes the entire agreement, and supersedes all prior agreements, arrangements and understandings, of the parties with respect to the subject matter hereto.

1.5	This Agreement shall be governed by and construed in accordance with the laws of Newfoundland.

ARTICLE 2

Purchase and Sale

2.1	At closing, Purchaser shall purchase from Vendor and Vendor shall sell to Purchaser all but not less than all of the Sold Shares.

2.2	The purchase price of the Sold Shares shall be paid and satisfied by Purchaser by issuing to Vendor at Closing a non interest bearing demand promissory note in the principal amount of the fair market value of the Sold Shares on the date hereof.

ARTICLE 3

Representation, Warranties and Covenants

3.1	Vendor hereby represents, warrants and covenants to and with Purchaser (such representations, warranties and covenants to survive Closing), and it shall be a condition of Purchaser’s obligations hereunder at Closing that:

(a)	this agreement has been duly authorized, executed and delivered by Vendor and constitutes a valid and legally binding obligation of Vendor, enforceable in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting creditors’ rights generally and subject to general principles of equity;

(b)	neither the execution nor delivery of this agreement by Vendor nor completion of the transactions hereunder by Vendor will, or with the lapse of time and/or the giving of any notice would, result in any breach or default of any liability or obligation of Vendor nor violate any law, regulation or other requirement of any lawful authority;

(c)	the Sold Shares have been duly and validly issued, as fully paid and non-assessable; and

(d)	at Closing, Purchaser will acquire from Vendor good and marketable title to the Sold Shares, free and clear of any lien, claim, demand, charge, mortgage, security interest or other encumbrance, subject to any restriction on transfer contained in the articles of Mitel.

3.2	Purchaser hereby acknowledges that Purchaser has satisfied itself with respect to the financial condition, business and affairs of Mitel.

3.3	Purchaser hereby represents, warrants and covenants to and with Vendor (such representations, warranties and covenants to survive Closing), and it shall be a condition of Vendor’s obligations hereunder at Closing, that:

(a)	this agreement has been duly authorized, executed and delivered by Purchaser and constitutes a valid and legally binding obligation of Purchaser, enforceable in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting creditors’ rights generally and subject to general principles of equity;

(b)	neither the execution nor delivery of this agreement by Purchaser nor completion of the transactions hereunder by Purchaser will, or with the lapse of time and/or giving of any notice would, result in any breach or default of any liability or obligation of Purchaser nor violate any law, regulation or other requirement of any lawful authority; and

(c)	at Closing, the First Preferred Shares, Series I, will be duly and validly issued to Vendor, as fully paid and non-assessable.

ARTICLE 4

Election and Adjustments

4.1	In the event that any taxing authority subsequently determines the estimated fair market value of the Sold Shares is not the fair market value of such shares, the parties may, after consultation with such taxing authority and the conclusion of any rights of appeal, make such adjustments as are necessary so that the fair market value of the Sold Shares is equal to the fair market value ultimately determined by such taxing authority. If such an event occurs, the principal amount of the Note shall automatically be adjusted, ab initio, to the fair market value ultimately determined by such taxing authority. If the Note has been repaid, an appropriate adjustment shall be made between the parties within one hundred eighty (180) days of the ultimate determination of the fair market value of the Sold Shares.

ARTICLE 5

Completion

5.1	Completion of the transaction contemplated by Article 2.1 shall take place at 5 p.m. on November 25, 2009 at the offices of Deloitte & Touche LLP, Ottawa, Ontario, or at such other time and/or place as may be agreed between the parties.

5.2	At Closing:

(a)	Vendor shall deliver to Purchaser share certificates representing the Sold Shares, duly endorsed for transfer or accompanied by a stock power in respect of such shares duly executed by Vendor; and

(b)	Purchaser shall deliver to Vendor a share certificate representing the First Preferred Shares, in the name of Vendor.

ARTICLE 6

General

6.1	Vendor shall from time to time promptly execute and deliver such other documents, instruments and further assurances as Purchaser may from time to time reasonably require to give effect to this agreement.

6.2	This agreement shall ensure to the benefit of and be binding upon the respective successors and assigns of the parties.

IN WITNESS WHEREOF the parties have duly executed this agreement.

WESLEY CLOVER CORPORATION

/s/ Jose Medeiros

CELTIC TECH JET LIMITED

/s/ Paul Chiarelli